UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2025

Commission File Number: 001-40786

Sigma Lithium Corporation
(Translation of registrant's name into English)

181, Bay Street, Suite 4400
Toronto, Ontario, M5J 2T3, Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [   ]      Form 40-F [X]

EXHIBIT INDEX

Exhibit	Description

99.1	Management’s discussion and analysis for the three months ended March 31, 2025
99.2	Unaudited Interim Condensed Consolidated Financial Statements for the three-month periods ended March 31, 2025 and 2024
99.3	Press Release dated May 14, 2025

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sigma Lithium Corporation
(Registrant)

Date: May 14, 2025	/s/ Ana Cristina Cabral
Ana Cristina Cabral
Chief Executive Officer